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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Trident Microsystems, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
895919-10-8
(CUSIP Number)
Not Applicable
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 895919-10-8	SCHEDULE 13G	PAGE 2 of 6

1	NAMES OF REPORTING PERSONS: Frank C. Lin

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	5	SOLE VOTING POWER:

NUMBER OF		2,080,276

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		116,500

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,080,276

WITH:	8	SHARED DISPOSITIVE POWER:

		116,500

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,196,776

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	3.91%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP NO. 895919-10-8	SCHEDULE 13G	Page 3 of 6
Item 1.
(a)	Name of Issuer

Trident Microsystems, Inc.

(b)	Address of Issuer’s Principal Executive Offices 1090 East Arques Avenue

Sunnyvale, CA 94085
Item 2.
(a)	Name of Person Filing

Frank C. Lin

(b)	Address of Principal Business Office or, if none, Residence 1090 East Arques Avenue

Sunnyvale, CA 95051

(c)	Citizenship

United States of America

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

895919-10-8

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a) [ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

CUSIP NO. 895919-10-8	SCHEDULE 13G	Page 4 of 6
(e) [ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) [ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) [ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
(a)	Amount beneficially owned:

2,196,776

(b)	Percent of class:

3.91% based on 54,457,138 shares of the Issuer’s Common Stock outstanding on December 31, 2005 plus the 1,789,054 shares of the Issuer’s Common Stock underlying options held by Mr. Lin exercisable within sixty (60) days of December 31, 2005 that are deemed to be outstanding for purposes of calculating beneficial ownership.

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 2,080,276

(ii)	Shared power to vote or to direct the vote: 116,500

(iii)	Sole power to dispose or to direct the disposition of: 2,080,276

(iv)	Shared power to dispose or to direct the disposition of: 116,500

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

CUSIP NO. 895919-10-8	SCHEDULE 13G	Page 5 of 6

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

CUSIP NO. 895919-10-8	SCHEDULE 13G	Page 6 of 6
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2006

Date
/s/ Frank C. Lin

Signature
Frank C. Lin

Name